FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 30, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
30 March 2022
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 March 2022	5,091,629	223.30	219.30	220.9187	LSE
30 March 2022	1,546,789	223.50	219.30	221.1493	CHIX
30 March 2022	1,443,021	223.40	219.30	220.9271	BATE

Such purchases form part of the Company's existing share buyback programme (the "Programme") and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 146,116,846 Ordinary Shares in treasury and have 10,629,115,205 Ordinary Shares in issue (excluding treasury shares).

We announced on 21 February 2022 that the maximum number of Ordinary Shares that could be purchased by NWG under the Programme was 817,046,082. Such number of Ordinary Shares reflected the impact on the authority (the "2021 Authority") granted by shareholders to the Board of NWG at its Annual General Meeting, held on 28 April 2021, of: (i) the reduction in the Company's issued share capital following the off-market buyback announced on 19 March 2021; and (ii) the number of shares purchased by the Company under its previous share buyback programme announced on 30 July 2021.  Following the Company's announcement on 28 March 2022 of the off-market purchase of Ordinary Shares from Her Majesty's Treasury, the maximum number of Ordinary Shares that may now be purchased by the Company under the Programme has been reduced further to 762,060,968.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is available here:
http://www.rns-pdf.londonstockexchange.com/rns/6686G_1-2022-3-30.pdf

Date: 30 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary